Exhibit 99.1

Titan Medical Reveals New Robotic Surgical System Brand Identity and Updated Corporate Brand Identity

TORONTO--(BUSINESS WIRE)--September 21, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (Nasdaq:TMDI), a medical device company focused on the design and development of robotic surgical technologies, announced today the launch of a new name and brand identity for its robotic surgical system under development, the Enos™ robotic single access surgical system.

During the coming weeks, the Company will gradually transition to the new Enos brand identity, including on its website and in presentations and other corporate material. Along with the change to the identity of its surgical system, the Company will transition to an updated corporate brand identity that, while retaining the Titan Medical name, complements the Enos robotic single access surgical system.

Enos, translated from the Greek language, has the meaning “of one,” which aligns well with Titan’s commitment to single access surgery. Working with an industry-leading branding team, the Company determined that while it should retain its corporate name as a valuable asset, the use of “SPORT” as an identity for its surgical system did not accurately reflect the Company’s values and beliefs and the uniqueness of its technology.

“We are excited to share the renaming and branding of our single access surgical system,” said David McNally, President and CEO of Titan Medical Inc. “While our technology focus remains the same, the Enos identity better reflects the Company’s belief that a single incision and simplified approach to surgical procedures is better for everyone, bringing immense potential for expanding utilization and the elevation of the standard of care for patients around the world.

“The new brand identities demonstrate the evolution of Titan Medical and what we are seeking to accomplish in the robotic assisted surgery space; to become the new standard of care in robotic single access surgery,” McNally added. “As we have successfully leveraged our in-depth robotic surgery expertise, technology and intellectual property to establish strategic relationships, and as we have recommenced the development of our surgical system, we believe now is the appropriate time to launch the new brand identities.”

About Titan

Titan Medical Inc. is focused on robotic-assisted technologies for application in minimally invasive surgery (“MIS”). Enos, by Titan Medical, is being developed to become the new standard of care in robotic single access surgery, and comprises a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision systems and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an ergonomic interface to the MIS procedure performed through the patient cart. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20F dated March 30, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Stephen Randall
Chief Financial Officer
+1-416-548-7522
stephen@titanmedicalinc.com